Exhibit 12.1

PUGET ENERGY STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES (Dollars in Thousands)
	Successor				Predecessor
	Year Ended December 31,		Period from February 6, 2009 through December 31,		Period from January 1, 2009 through		Years Ended December 31,
	2010		2009		February 5, 2009		2008		2007		2006
Earnings Available For Fixed Charges:
Pre-tax income:
Income from continuing operations before income taxes	$32,792		$256,056		$21,753		$214,835		$257,258		$259,710
AFUDC - equity	(12,677)		(4,108)		(69)		(2,627)		(1,351)		(7,978)
AFUDC - debt	(14,157)		(8,864)		(350)		(8,610)		(12,614)		(15,874)
Total	$5,958		$243,084		$21,334		$203,598		$243,293		$235,858
Fixed charges:
Interest expense	$321,167		$265,675		$17,291		$202,582		$217,823		$184,013
Other interest	12,677		4,108		69		2,627		1,351		7,978
Portion of rentals representative of the interest factor	5,391		9,131		1,081		11,775		9,199		9,151
Total	$339,235		$278,914		$18,441		$216,984		$228,373		$201,142
Earnings available for combined fixed charges	$345,193		$521,998		$39,775		$420,582		$471,666		$437,000

Ratio of Earnings to Fixed Charges	1.02	x	1.87	x	2.16	x	1.94	x	2.07	x	2.17	x